 Exhibit 99.1

SNDL Announces Cost-Saving Measures and Rightsizing of Cannabis Operations at Alberta Facility

The Company expects to report record net revenue and net cash provided by operating activities for the fourth quarter of 2022

CALGARY, AB, Feb. 13, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or "the Company") announced changes to its operations through a rightsizing of cannabis cultivation in Olds, Alberta, in an effort to focus the facility on premium products and brands. The Valens Company Inc. ("Valens") transaction has accelerated the need to optimize and rationalize SNDL's manufacturing and operational footprint to better address market saturation and oversupply.

"We have made the difficult decision to materially reduce staffing and activity levels in Olds, Alberta, in order to improve the efficiency of our operations as one of Canada's largest adult-use cannabis manufacturers," said Zach George, Chief Executive Officer of SNDL. "With the Olds facility already in operation when I joined SNDL, I am proud of the cultivation capabilities and high-quality flower that our teams have developed and produced. We estimate that more than 1 billion grams of flower are sitting in Canadian vaults today. Oversupply and excess capacity have resulted in high-quality flower being widely available and sold well below the marginal cost of production. Using available and existing biomass, we will be better equipped to leverage the current pricing environment to materially improve our cost of goods sold and margins. We are taking a proactive approach with our cultivation and manufacturing strategy to evolve with the market while continuing to deliver exceptional products across a variety of product and price segments."

SNDL has initiated a headcount reduction of approximately 85 employees at the Olds facility as a part of a larger phased cost savings program that is expected to deliver close to $9 million in savings across labour and operational costs. The cost savings initiatives are expected to position SNDL to exceed its previously announced integration savings target as a result of the acquisition of Valens. SNDL expects to complete most of this transition within the first quarter of 2023, and the cost savings will be immediately accretive to adjusted EBITDA. The Company expects to report record net revenue and net cash provided by operating activities for the fourth quarter of 2022, with the year-end and fourth quarter of 2022 results expected to be announced at the end of March 2023.

The Company's ongoing focus on high-quality cannabis cultivation operations, combined with Valens' low-cost biomass procurement capabilities, will enhance SNDL's ability to offer a wide range of customized, innovative products to meet customer demand and current market conditions. SNDL is confident that consumers will not see changes to the availability and quality of the Company's brands. Through its integration and rationalization efforts, the Company is assessing all assets and will continue to make decisions based on sustainable profitability.

About SNDL Inc.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.  For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release includes, but is not limited to, anticipated reductions in the work force, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/13/c3797.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 16:10e 13-FEB-23